UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): October 18, 2006

THE COLONIAL BANCGROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	1-13508	63-0661573
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

**One Commerce Street
Montgomery, Alabama 36104**
(Address of principal executive offices)

(334) 240-5000
(Registrant's telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

Item 7.01 Regulation FD Disclosure.

Information regarding the registrant's earnings results for the quarter ended September 30, 2006 is furnished herein pursuant to Item 2.02 of this Current Report on Form 8-K and as Regulation FD Disclosure.

Item 9.01 Financial Statements and Exhibits.

The following exhibits are furnished as Regulation FD Disclosure to this Current Report on Form 8-K:

Exhibit No.	Exhibit
99.1	Press Release Announcing Third Quarter Earnings.
99.2	Presentation materials to be used in connection with Colonial BancGroup's conference call to be held on October 18, 2006.

This report includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," and "anticipates," and similar expressions, as they relate to BancGroup including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this report or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors among others, could cause actual results to differ materially from forward-looking statements, and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic plans for 2006 and beyond;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*
- *natural disasters in BancGroup's primary market areas result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *acts of terrorism or war; and*
- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COLONIAL BANCGROUP, INC

By /s/ SARAH H. MOORE

Sarah H. Moore
Senior Executive Vice President
and Chief Financial Officer

Date: October 18, 2006

Exhibit 99.1


Colonial BancGroup

PRESS RELEASE

For more information contact: **October 18, 2006**

Glenda Allred
(334) 240-5064

**COLONIAL BANCGROUP ANNOUNCES
RECORD EPS OF $0.44, A 22% INCREASE
OVER THIRD QUARTER 2005**

THIRD QUARTER HIGHLIGHTS:

- Record EPS of $0.44, up 22% over 3Q05
- Excellent credit quality – annualized net charge-offs of 0.06% in 3Q06; 0.12% YTD
- Record low nonperforming assets ratio of 0.10%
- Solid loan growth of 7.6%, annualized from December 31, 2005 – excluding mortgage warehouse lending
- Strong organic average deposit growth of 12%, annualized over 4Q05
- Retail banking revenues increased 23%, annualized over 2Q06

MONTGOMERY, AL — The Colonial BancGroup, Inc. Chairman, CEO and President, Robert E. Lowder, announced today that the company had record earnings for the quarter ended September 30, 2006 of $0.44 per diluted share, a 22% increase over the $0.36 per diluted share reported for the same period of the previous year. Net income for the quarter was $68 million, a 20% increase over the $56 million reported in the third quarter of 2005.

For the nine months ended September 30, 2006, Colonial reported record earnings per diluted share of $1.29, a 15% increase over the $1.12 reported in the same period of 2005.

"Colonial's record earnings for the third quarter were driven by excellent credit quality, growth in revenue and solid expense control. Colonial's nonperforming assets ratio hit a new record low of 0.10% at September 30, 2006," said Mr. Lowder.

Annualized net charge-offs as a percentage of average loans were 0.06% for the quarter and 0.12% for the nine months ended September 30, 2006. Nonperforming assets were down $11.6 million, or 42%, from June 30, 2006 and $16.2 million, or 51%, from December 31, 2005. The allowance for loan losses remained at 1.14% of total loans at September 30, 2006.

"There is an evident decrease in loan demand from borrowers who meet our credit criteria. Therefore, loan growth may slow for a period of time. We will not sacrifice credit quality for the sake of growth, and consistent with our longstanding philosophy in economic slowdowns, it is important to note that the allowance for loan losses was 1120% of nonperforming assets," said Mr. Lowder.

Period end loans, excluding mortgage warehouse lending, grew by $1 billion, or 7.3%, from September 30, 2005 and by 7.6%, annualized from December 31, 2005.

The mortgage warehouse lending division ended the quarter with assets under management of $4.2 billion. Colonial's warehouse division continues to have strong customer demand; as such, Colonial securitized another $500 million of warehouse assets in the quarter bringing the total securitization to $2 billion at quarter end.

Average deposits, excluding brokered deposits and the fourth quarter 2005 branch sale, grew by $1.7 billion, or 12%, over the third quarter of 2005 and by 12%, annualized over the fourth quarter of 2005. "We continue to place a great deal of emphasis on growing low cost deposits through advertising and employee incentives; however, in the current interest rate environment, customers have a strong preference for higher rate certificates of deposit which accounted for most of the company's deposit growth. Colonial's retail banking results are improved across the board. Fees from retail banking activities are up 23% annualized over the second quarter," said Mr. Lowder.

Colonial BancGroup operates 303 branches in Florida, Alabama, Georgia, Nevada and Texas with $22 billion in assets. The Company's common stock is traded on the New York Stock Exchange under the symbol CNB. In most newspapers, the stock is listed as ColBgp.

Colonial management will host a conference call on October 18, 2006 at 3:00 PM/ET to discuss the earnings results for the third quarter. Individuals are encouraged to listen to the live webcast of the presentation as well as view a slide presentation that will be available on the same date by visiting Colonial's web site at www.colonialbank.com. The webcast will be hosted under "*Conference Calls and Presentations*" located under the "*Investor Relations*" section of the website. To participate in the Q&A session of the conference call dial (800) 946-0720 or (719) 457-2645 (Toll International), (Leader: Glenda Allred).

A replay of the conference call will be available beginning at 6:00 PM/ET on October 18, 2006 and ending at midnight on October 25, 2006 by dialing (888) 203-1112 (Domestic Toll-Free) or (719) 457-0820 (Toll International). The passcode for both numbers is 1411546.

This release includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," and "anticipates," and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in these reports are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this release or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic plans for 2006 and beyond;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*
- *natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;*

- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *acts of terrorism or war; and*
- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS (Unaudited)

Statement of Condition Summary (Dollars in millions)	Sept 30, 2006	June 30, 2006	Sept 30, 2005	% Change Sept 30, '05 to '06
Total assets	$22,413	$23,011	$21,117	6%
Total loans, net:				
Mortgage warehouse loans	283	372	527	-46%
Loans, excluding mortgage warehouse loans	15,233	15,174	14,197	7%
Securities available for sale and investment securities	2,960	2,866	2,970	0%
Non-time deposits	9,039	9,777	8,949	1%
Total deposits	15,795	16,529	15,270	3%
Shareholders' equity	2,024	1,962	1,903	6%

Earnings Summary (In thousands, except per share amounts)	Three Months Ended Sept 30, 2006	Three Months Ended Sept 30, 2005	% Change Sept 30, '05 to '06	Nine Months Ended Sept 30, 2006	Nine Months Ended Sept 30, 2005	% Change Sept 30, '05 to '06
Net Income:						
Net interest income	$190,552	$185,266	3%	$570,799	$522,659	9%
Provision for loan losses	1,450	6,007	-76%	18,742	20,946	-11%
Noninterest income excluding the following items:	45,806	46,398	-1%	132,180	132,090	0%
Securities and derivatives gains(losses), net	156	—	100%	4,384	(4,642)	-194%
Change in fair value of derivatives	—	(7,072)	-100%	—	(5,382)	-100%
Gain on sale of branches	—	—	—	—	9,608	-100%
Gain on sale of Goldleaf	—	—	—	2,829	—	100%
Total noninterest income	45,962	39,326	17%	139,393	131,674	6%
Noninterest expense excluding the following items:	131,985	131,678	0%	389,072	369,402	5%
Merger related expenses	—	613	-100%	—	3,822	-100%
Net losses related to the early extinguishment of debt	—	1,673	-100%	—	9,550	-100%
Total noninterest expense	131,985	133,964	-1%	389,072	382,774	2%
Net Income	**$ 68,032**	**$ 56,476**	**20%**	**$199,570**	**$166,995**	**20%**
EARNINGS PER SHARE:						
Net Income						
Basic	$ 0.44	$ 0.37	19%	$ 1.30	$ 1.13	15%
Diluted	$ 0.44	$ 0.36	22%	$ 1.29	$ 1.12	15%
Average shares outstanding	153,813	153,721		153,968	147,450	
Average diluted shares outstanding	154,954	155,510		155,217	149,171	
KEY RATIOS:						
Net interest margin	3.64%	3.78%	-4%	3.77%	3.72%	1%
Book value per share	$ 13.21	$ 12.34	7%	$ 13.21	$ 12.34	7%
Dividends paid per share	$ 0.1700	$ 0.1525	11%	$ 0.5100	$ 0.4575	11%

Asset Quality	Sept 30, 2006	June 30, 2006	Sept 30, 2005
Allowance as a percent of net loans	1.14%	1.14%	1.14%
Total nonperforming assets ratio	0.10%	0.18%	0.24%
Allowance as a percent of nonperforming assets	1120%	649%	468%
Net charge-offs ratio:			
Quarter to date (annualized)	0.06%	0.04%	0.10%
Year to date (annualized)	0.12%	0.15%	0.15%

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

Earnings Summary (Dollars in thousands, except per share amounts)	3rd Qtr. 2006	2nd Qtr. 2006	1st Qtr. 2006	4th Qtr. 2005	3rd Qtr. 2005	Nine Months Ended Sept 30, 2006	Nine Months Ended Sept 30, 2005
Net interest income	$190,552	$192,087	$188,160	$186,563	$185,266	$570,799	$522,659
Provision for loan loss	1,450	4,950	12,342	5,892	6,007	18,742	20,946
Noninterest income:							
Service charges on deposit accounts	16,642	15,332	14,213	14,518	15,325	46,187	43,784
Electronic banking	4,470	4,279	4,107	4,008	3,890	12,856	11,316
Other retail banking fees	3,618	3,754	3,521	3,286	3,571	10,893	10,736
Retail banking fees	24,730	23,365	21,841	21,812	22,786	69,936	65,836
Financial planning services	3,944	3,665	3,129	2,590	3,600	10,738	10,621
Mortgage banking	3,154	3,783	2,897	2,811	4,456	9,834	9,417
Mortgage warehouse fees	6,105	6,021	6,262	6,830	4,523	18,388	9,225
Bank-owned life insurance	4,242	3,976	3,939	3,461	3,621	12,157	10,481
Goldleaf income	—	—	1,171	2,672	2,750	1,171	7,491
Net cash settlement of swap derivatives	—	—	—	1,486	2,514	—	8,812
Other income	3,631	4,063	2,262	1,911	2,148	9,956	10,207
Core noninterest income	45,806	44,873	41,501	43,573	46,398	132,180	132,090
Securities and derivatives gains (losses), net	156	—	4,228	(20,012)	—	4,384	(4,642)
Change in fair value of swap derivatives	—	—	—	(6,671)	(7,072)	—	(5,382)
Gain on sale of branches	—	—	—	27,412	—	—	9,608
Gain on sale of Goldleaf	—	—	2,829	—	—	2,829	—
Total noninterest income	45,962	44,873	48,558	44,302	39,326	139,393	131,674
Noninterest expense:							
Salaries and employee benefits	72,472	70,915	68,793	66,616	70,204	212,180	196,097
Occupancy expense of bank premises, net	17,188	16,406	15,534	17,380	15,990	49,128	45,286
Furniture and equipment expense	12,333	11,907	11,392	11,760	11,456	35,632	31,893
Professional services	4,340	4,917	4,435	6,915	5,487	13,692	15,176
Amortization of intangibles	3,051	3,051	3,057	3,069	2,970	9,159	8,461
Advertising	2,278	3,103	2,887	3,714	3,591	8,268	8,513
Merger related expenses	—	—	—	374	613	—	3,822
Net losses related to the early extinguishment of debt	—	—	—	—	1,673	—	9,550
Other expense	20,323	20,927	19,763	22,653	21,980	61,013	63,976
Total noninterest expense	131,985	131,226	125,861	132,481	133,964	389,072	382,774
Income before tax	103,079	100,784	98,515	92,492	84,621	302,378	250,613
Income tax	35,047	34,266	33,495	30,985	28,145	102,808	83,618
Net Income	**$ 68,032**	**$ 66,518**	**$ 65,020**	**$ 61,507**	**$ 56,476**	**$199,570**	**$166,995**
Earnings per share - Diluted	**$ 0.44**	**$ 0.43**	**$ 0.42**	**$ 0.40**	**$ 0.36**	**$ 1.29**	**$ 1.12**
Selected ratios							
Return on average assets*	1.19%	1.21%	1.23%	1.16%	1.05%	1.21%	1.09%
Return on average equity*	13.51%	13.58%	13.44%	12.75%	11.77%	13.51%	12.88%
Efficiency ratio(1)	55.77%	55.31%	54.73%	57.48%	57.02%	55.27%	56.90%
Noninterest income(1)/ avg assets*	0.80%	0.82%	0.78%	0.82%	0.86%	0.80%	0.86%
Noninterest expense(1)/ avg assets*	2.33%	2.39%	2.34%	2.51%	2.47%	2.35%	2.42%
Net interest margin	3.64%	3.81%	3.86%	3.85%	3.78%	3.77%	3.72%
Equity to assets	9.03%	8.53%	8.86%	9.02%	9.01%		
Tier one leverage	7.65%	7.90%	7.88%	7.77%	7.26%		
Tangible capital ratio	6.20%	5.74%	5.94%	5.97%	5.78%		

(1) Noninterest income excludes gains(losses) on securities, derivatives, branches and Goldleaf. Noninterest expense excludes net losses related to the early extinguishment of debt.

* Annualized

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CONDITION (Unaudited)

STATEMENTS OF CONDITION (Dollars in thousands)	Sept 30, 2006	June 30, 2006	Mar 31, 2006	Dec 31, 2005	Sept 30, 2005
Assets:					
Cash and due from banks	$ 371,898	$ 393,945	$ 449,556	$ 429,549	$ 425,121
Interest bearing deposits in banks, federal funds sold	84,484	168,696	32,092	69,042	110,407
Securities purchased under agreements to resell	593,572	609,262	578,743	589,902	607,409
Securities available for sale and investment securities	2,960,443	2,866,380	2,869,169	2,844,354	2,969,998
Loans held for sale	1,322,318	1,873,025	1,227,520	1,097,892	799,970
Total loans, net:					
Mortgage warehouse loans	282,985	371,787	436,248	483,701	526,967
Loans, excluding mortgage warehouse loans	15,232,710	15,174,136	14,845,657	14,416,163	14,196,682
Less: Allowance for loan losses	(176,117)	(177,139)	(173,632)	(171,051)	(168,324)
Loans, net	15,339,578	15,368,784	15,108,273	14,728,813	14,555,325
Premises and equipment, net	372,980	356,619	348,023	340,201	304,894
Intangible assets, net	677,383	680,477	683,234	695,012	723,425
Bank-owned life insurance	354,004	350,998	348,325	345,842	342,380
Accrued interest and other assets	335,903	342,647	323,603	285,590	277,851
Total Assets	$ 22,412,563	$ 23,010,833	$ 21,968,538	$ 21,426,197	$ 21,116,780
Liabilities and Shareholders' Equity:					
Noninterest bearing transaction accounts	$ 2,849,718	$ 3,639,310	$ 3,107,338	$ 3,167,875	$ 3,166,273
Interest bearing transaction accounts	6,188,859	6,137,708	6,187,503	5,845,068	5,782,269
Total non-time deposits	9,038,577	9,777,018	9,294,841	9,012,943	8,948,542
Time deposits	6,473,436	6,263,428	5,871,746	5,661,715	5,412,399
Brokered time deposits	283,199	488,713	688,741	808,791	908,884
Total deposits	15,795,212	16,529,159	15,855,328	15,483,449	15,269,825
Repurchase agreements	882,561	948,327	938,170	868,871	949,074
Federal funds purchased and other short-term borrowings	1,285,000	1,136,893	956,725	673,925	710,100
Long-term debt	2,278,391	2,296,326	2,106,998	2,338,831	2,186,472
Other liabilities	147,298	138,113	164,381	128,430	98,454
Total liabilities	20,388,462	21,048,818	20,021,602	19,493,506	19,213,925
Total shareholders' equity	2,024,101	1,962,015	1,946,936	1,932,691	1,902,855
Total Liabilities and Shareholders' Equity	$ 22,412,563	$ 23,010,833	$ 21,968,538	$ 21,426,197	$ 21,116,780
Common Shares Issued	156,196,005	156,013,266	155,788,685	155,602,747	155,550,888
Common Shares Outstanding	153,265,378	154,653,339	154,428,758	154,242,820	154,190,961

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

AVERAGE VOLUME AND RATES (unaudited) (Dollars in thousands)	Three Months Ended September 30, 2006 Average Volume	Interest	Rate	June 30, 2006 Average Volume	Interest	Rate	September 30, 2005 Average Volume	Interest	Rate
Assets:									
Loans, excluding mortgage warehouse loans, net of unearned income (2)	$15,166,655	$296,335	7.76%	$15,004,219	$284,251	7.60%	$13,912,490	$238,123	6.80%
Mortgage warehouse loans	338,819	6,105	7.15%	384,701	6,961	7.26%	758,549	10,919	5.71%
Loans held for sale (2)	1,679,498	28,847	6.81%	1,224,542	20,678	6.77%	1,011,722	14,410	5.65%
Investment securities and securities available for sale (2)	3,034,885	38,928	5.13%	2,948,540	37,147	5.04%	3,035,280	34,589	4.56%
Securities purchased under agreements to resell	584,823	10,346	7.02%	586,707	9,865	6.74%	721,077	9,388	5.17%
Other interest earning assets	80,852	1,041	5.11%	71,067	858	4.84%	120,054	1,067	3.53%
Total interest earning assets (1)	20,885,532	$381,602	7.26%	20,219,776	$359,760	7.13%	19,559,172	$308,496	6.27%
Nonearning assets (2)	1,805,836			1,770,629			1,856,972		
Total assets	$22,691,368			$21,990,405			$21,416,144		
Liabilities and Shareholders' Equity:									
Interest bearing non-time deposits	$ 6,135,539	$ 46,922	3.03%	$ 6,106,236	$ 40,558	2.66%	$ 5,801,845	$ 25,747	1.76%
Time deposits (2)	6,837,604	78,424	4.55%	6,574,853	70,320	4.29%	5,881,314	51,220	3.46%
Repurchase agreements	849,080	9,816	4.59%	893,915	9,568	4.29%	911,664	5,853	2.55%
Federal funds purchased and other short-term borrowings	1,509,855	20,338	5.34%	1,108,012	13,825	5.00%	1,857,490	16,506	3.53%
Long-term debt (2)	2,294,281	35,255	6.11%	2,180,688	33,092	6.08%	1,834,780	23,546	5.10%
Total interest bearing liabilities	17,626,359	$190,755	4.30%	16,863,704	$167,363	3.98%	16,287,093	$122,872	2.99%
Noninterest bearing demand deposits	2,926,347			3,032,861			3,102,800		
Other liabilities (2)	140,766			128,912			122,674		
Total liabilities	20,693,472			20,025,477			19,512,567		
Shareholders' equity	1,997,896			1,964,928			1,903,577		
Total liabilities and shareholders' equity	$22,691,368			$21,990,405			$21,416,144		
Rate differential			2.96%			3.15%			3.28%
Net yield on interest-earning assets		$190,847	3.64%		$192,397	3.81%		$185,624	3.78%

(1) Interest earned and average rates on securities and loans exempt from income taxes are reflected on a fully tax equivalent basis using a federal income tax rate of 35%, net of nondeductible interest expense.

(2) Unrealized gains(losses) on available for sale securities and the adjustments for mark to market valuations on hedged assets and liabilities have been classified in either nonearning assets or other liabilities.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

AVERAGE VOLUME AND RATES (unaudited) (Dollars in thousands)	Nine Months Ended September 30, 2006 Average Volume	2006 Interest	2006 Rate	2005 Average Volume	2005 Interest	2005 Rate
Assets:						
Loans, excluding mortgage warehouse loans, net of unearned income (2)	$14,917,928	$ 845,239	7.57%	$13,141,515	$639,215	6.50%
Mortgage warehouse loans	380,188	18,877	6.64%	806,168	31,050	5.15%
Loans held for sale (2)	1,345,000	67,531	6.71%	787,729	32,014	5.43%
Investment securities and securities available for sale (2)	2,962,274	112,280	5.05%	3,547,781	121,567	4.57%
Securities purchased under agreements to resell	592,453	29,688	6.70%	445,673	16,198	4.86%
Other interest earning assets	76,278	2,739	4.80%	95,086	2,199	3.09%
Total interest earning assets (1)	20,274,121	$1,076,354	7.09%	18,823,952	$842,243	5.98%
Nonearning assets (2)	1,796,488			1,710,767		
Total assets	$22,070,609			$20,534,719		
Liabilities and Shareholders' Equity:						
Interest bearing non-time deposits	$ 6,093,033	$ 122,501	2.69%	$ 5,497,785	$ 59,804	1.45%
Time deposits (2)	6,647,138	213,691	4.30%	5,145,257	123,216	3.20%
Repurchase agreements	872,460	27,501	4.21%	871,832	13,289	2.04%
Federal funds purchased and other short-term borrowings	1,092,568	41,433	5.07%	2,112,803	47,514	3.01%
Long-term debt (2)	2,256,429	99,507	5.89%	2,134,492	74,632	4.67%
Total interest bearing liabilities	16,961,628	$ 504,633	3.98%	15,762,169	$318,455	2.70%
Noninterest bearing demand deposits	2,997,209			2,921,170		
Other liabilities (2)	136,661			117,832		
Total liabilities	20,095,498			18,801,171		
Shareholders' equity	1,975,111			1,733,548		
Total liabilities and shareholders' equity	$22,070,609			$20,534,719		
Rate differential			3.11%			3.28%
Net yield on interest-earning assets		$ 571,721	3.77%		$523,788	3.72%

(1) Interest earned and average rates on securities and loans exempt from income taxes are reflected on a fully tax equivalent basis using a federal income tax rate of 35%, net of nondeductible interest expense.

(2) Unrealized gains(losses) on available for sale securities and the adjustments for mark to market valuations on hedged assets and liabilities have been classified in either nonearning assets or other liabilities.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
NONPERFORMING ASSETS (unaudited)

NONPERFORMING ASSETS (Dollars in thousands)	Sept 30, 2006	June 30, 2006	March 31, 2006	Dec 31, 2005	Sept 30, 2005
Nonaccrual loans	$ 12,765	$21,957	$33,287	$25,668	$28,814
Restructured loans	128	137	145	155	164
Total nonperforming loans	12,893	22,094	33,432	25,823	28,978
Other real estate owned	2,826	5,208	3,633	6,108	5,747
Loans held for sale	—	—	—	—	1,225
Total nonperforming assets	$ 15,719	$27,302	$37,065	$31,931	$35,950
Aggregate loans contractually past due 90 days for which interest is being accrued	$ 6,875	$ 8,608	$ 8,384	$10,283	$ 7,042
Total charge-offs	$ 24,479	$17,669	$13,136	$27,206	$22,714
Total recoveries	(10,803)	(6,465)	(3,375)	(7,995)	(6,668)
Net charge-offs:					
Year to date	$ 13,676	$11,204	$ 9,761	$19,211	$16,046
Quarter to date	$ 2,472	$ 1,443	$ 9,761	$ 3,165	$ 3,733
RATIOS					
Period end:					
Total nonperforming assets as a percent of net loans and other nonperforming assets	0.10%	0.18%	0.24%	0.21%	0.24%
Allowance as a percent of nonperforming assets	1120%	649%	468%	536%	468%
Allowance as a percent of nonperforming loans	1366%	802%	519%	662%	581%
Net charge-offs as a percent of average net loans:					
Quarter to date (annualized)	0.06%	0.04%	0.26%	0.09%	0.10%
Year to date (annualized)	0.12%	0.15%	0.26%	0.14%	0.15%

RECONCILIATION OF CERTAIN FINANCIAL MEASURES (Dollars in thousands)	3rd Qtr. 2006	2nd Qtr. 2006	Annualized % Change	4th Qtr. 2005	Annualized % Change	3rd Qtr. 2005	% Change
Average deposit growth:							
Average total deposits	$15,899,490	$15,713,950	5%	$15,243,656	6%	$14,785,959	8%
Excluding:							
Brokered deposits	(438,385)	(649,427)		(902,359)		(626,974)	
Impact of branch sale	—	—		(167,343)		(375,501)	
Average total deposits as adjusted	$15,461,105	$15,064,523	11%	$14,173,954	12%	$13,783,484	12%

	Sept. 30, 2006
Mortgage warehouse assets under management:	
Securities purchased under agreements to resell	$ 593,572
Loans held for sale	1,276,680
Mortgage warehouse loans	282,985
Total mortgage warehouse assets on balance sheet	2,153,237
Securitization of mortgage warehouse assets	2,000,000
Total mortgage warehouse assets under management	$4,153,237

Exhibit 99.2


CNB
LISTED
NYSE


Colonial BancGroup

Third Quarter 2006
Earnings Overview

The Best Things Come OUT OF THE BLUE


CNB
LISTED
NYSE

Forward Looking Statements

This presentation includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," and "anticipates," and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in these reports are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this report or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic plans for 2006 and beyond;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*
- *natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *acts of terrorism or war; and*
- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.


Colonial BancGroup


CNB
LISTED
NYSE

Overview

- Record EPS of $0.44, up 22% over 3Q05
- Excellent credit quality – annualized net charge-offs of 0.06% in 3Q06; 0.12% YTD
- New record low nonperforming assets ratio of 0.10%
- Solid loan growth of 7.6% annualized from December 31, 2005 – excluding mortgage warehouse lending
- Strong organic average deposit growth of 12%[1], annualized over 4Q05
- Retail banking revenues increased 23%, annualized over 2Q06


Colonial BancGroup

[1]Excluding brokered deposits and 4Q05 branch sale

In the Right Places

CNB LISTED NYSE

- 69%[1] of Colonial's Deposits are in three of the four fastest growing states in the U.S* - Florida, Georgia and Nevada
- Branches, Assets and Deposits by State at 9/30/06 are as follows:



303 Branches
AL 92
GA 18
NV 15
TX 13
FL 165
$22 Billion in Assets
AL 18%
GA 6%
TX 6%
NV 4%
Corp 10%
FL 56%
$16 Billion in Deposits
AL 24%
GA 5%
TX 4%
NV 5%
Corp 3%
FL 59%

[1]At 9/30/06
*Population change from 2000-2005
Source: US Census Bureau

Colonial BancGroup


CNB
LISTED
NYSE

Superior Projected Population Growth

2006 - 2011 Population Growth

Colonial BancGroup, Inc.	**11.94 %**
SunTrust Banks, Inc.	10.24
South Financial Group, Inc.	9.83
Compass Bancshares, Inc.	9.72
Synovus Financial Corp.	8.78
Wachovia Corporation	8.60
BB&T Corporation	7.72
Whitney Holding Corporation	7.07
Bank of America Corporation	6.68
Regions Financial Corporation	6.49
Trustmark Corporation	5.59
BancorpSouth, Inc.	4.78
First Horizon National Corporation	4.23
Fifth Third Bancorp	4.20
Median	**7.39 %**
Low	**4.20**
High	**11.94**



Source: SNL Financial.
Deposit data as of 6/30/05.
Population growth deposit weighted by county.


Colonial BancGroup

CNB LISTED NYSE

Florida Franchise

- **Florida, now the 4th most populous state in the U.S. with 17 million people, is projected to pass New York in total population by 2011***

- **5th largest commercial bank in Florida**

- **Florida at 9/30/06:**
  - 59% of Deposits in Florida – Total Deposits of $9.3 Billion
  - 56% of Assets in Florida – Total Assets of $12.6 Billion
  - 54% of Branches in Florida – Total Branches – 165

- **Strong loan and deposit growth**
  - Loans grew 11%[1] annualized from 12/31/05
  - Average deposit growth was 12% for 3Q06 vs. 3Q05 and 11% annualized over 4Q05

- **Aggressive De Novo Branching Strategy**
  - Plan to open 3 branches in 4Q06 and 15-25 over the next two years


Colonial BancGroup

*Source: SNL Financial

[1]Excluding Mortgage Warehouse Lending

Florida Franchise and Current Population


CNB
LISTED
NYSE

CENTRAL FLORIDA
Assets = $3.5 Billion
Deposits = $3.1 Billion
59 Branches

MORTGAGE WHSE.
Assets = $2.3 Billion
Deposits = $479 Million

PANHANDLE
Assets = $386 Million
Deposits = $52 Million
2 Branches

FLORIDA WEST COAST
Assets = $3.0 Billion
Deposits = $2.7 Billion
56 Branches

SOUTH FLORIDA
Assets = $3.3 Billion
Deposits = $2.9 Billion
48 Branches

Current Population
2,500,000
500,000
100,000

Current Branches | 3 Planned Branches in 4Q06 | Planned Branches beyond 12/31/06


CNB
LISTED
NYSE

Consistent Earnings Per Share Growth

(diluted)

5 Year CAGR = 9%

2000 - 2005


$1.06
$1.26
$1.16
$1.31
$1.52
$1.12
$1.29
$0.36
$0.44
19%
(8)%
13%
16%
15%
22%
2001
2002
2003
2004
2005
YTD 9/30/05
YTD 9/30/06
3Q05
3Q06


Colonial BancGroup

Net Interest Income



($ in millions)
68%
3 Year CAGR = 16%
2002 - 2005
$422
$455
$495
$567
$709
$523
$571
$185
$191
8%
9%
15%
25%
9%
3%
2001
2002
2003
2004
2005
YTD 9/30/05
YTD 9/30/06
3Q05
3Q06
Net Interest Margin
3.57%
3.55%
3.38%
3.52%
3.75%
3.72%
3.77%
3.78%
3.64%

CNB LISTED NYSE

Colonial BancGroup

The Best Things Come OUT OF THE BLUE

Net Interest Income and Margin


CNB
LISTED
NYSE

($ in millions)

	Tax Equivalent NII	NIM
2Q06	$ 192.4	3.81%
Increase Due to Asset Sensitivity	1.8	0.03%
Earning Asset Growth Spread	3.1	-0.07%
Spread Compression on MWL Assets (-0.03%) Net of Additional Securitization (+0.02%)	(2.2)	-0.01%
Deposit Mix Change & Pricing Increase	(5.3)	-0.11%
Other	(0.4)	-0.01%
Increase in Days	1.4	-
3Q06	$ 190.8	3.64%


Colonial BancGroup

Average Deposits

($ in millions)



3 Year CAGR = 17%
2002 - 2005
89%
$8,433
$8,734
$9,419
$10,862
$13,988
4%
8%
15%
29%
16%[1]
$14,786
$15,244
$15,899
8%
12%[1]
6%*
12%[1]*
$13,564
$15,737
16%
14%[1]
2001
2002
2003
2004
2005
3Q05
4Q05
3Q06
YTD 9/30/05
YTD 9/30/06

[1]Excluding acquisitions, sale of branches, and brokered deposits
*Annualized

Colonial BancGroup

CNB LISTED NYSE


CNB
LISTED
NYSE

Noninterest Income

($ in millions)

	3Q06	2Q06	3Q05	% Change 2Q06	% Change 3Q05
Service charges on deposit accounts	$ 16.6	$ 15.3	$ 15.3	8%	8%
Electronic banking	4.5	4.3	3.9	5%	15%
Other retail banking fees	3.6	3.7	3.6	-3%	-
Retail Banking Fees	24.7	23.3	22.8	6%	8%
Financial planning services	3.9	3.7	3.6	5%	8%
Mortgage banking	3.2	3.8	4.5	-16%	-29%
Mortgage warehouse fees	6.1	6.0	4.5	2%	36%
Bank-owned life insurance	4.2	4.0	3.6	5%	17%
Goldleaf income	-	-	2.8	-	-100%
Net cash settlement of swap derivatives	-	-	2.5	-	-100%
Other income	3.7	4.1	2.1	-10%	76%
Core Noninterest Income	45.8	44.9	46.4	2%	-1%
Securities and derivatives gains, net	0.2	-	-	100%	100%
Change in fair value of derivatives	-	-	(7.1)	-	-100%
Total Noninterest Income	$ 46.0	$ 44.9	$ 39.3	2%	17%
Annualized Noninterest Income to Average Assets (1)	0.80%	0.82%	0.86%		
Noninterest Income to Total Revenue (1)	19.4%	18.9%	20.0%		

(1) Core noninterest income was used in the calculation


Colonial BancGroup


CNB
LISTED
NYSE

Noninterest Expense

($ in millions)

	3Q06	2Q06	3Q05	% Change 2Q06	% Change 3Q05
Salaries and employee benefits	$ 72.5	$ 70.9	$ 70.2	2%	3%
Occupancy expense of bank premises, net	17.2	16.4	16.0	5%	8%
Furniture and equipment expense	12.3	11.9	11.5	3%	7%
Professional services	4.3	4.9	5.5	-12%	-22%
Amortization of intangibles	3.1	3.1	3.0	-	3%
Advertising	2.3	3.1	3.6	-26%	-36%
Communications	2.8	2.5	2.6	12%	8%
Electronic banking expense	1.6	1.4	1.3	14%	23%
Merger related expenses	-	-	0.6	-	-100%
Operating supplies	1.2	1.3	1.3	-8%	-8%
Other expense	14.7	15.7	16.7	-6%	-12%
Subtotal	132.0	131.2	132.3	1%	-
Net losses related to extinguishment of debt	-	-	1.7	-	-100%
Total Noninterest Expense	$ 132.0	$ 131.2	$ 134.0	1%	-1%
Efficiency Ratio (1)	55.77%	55.31%	57.02%		
Annualized Noninterest Expense to Average Assets	2.33%	2.39%	2.47%		

(1) Core noninterest income and noninterest expense excluding net losses related to the early extinguishment of debt were used in the calculation, see components of core noninterest income on Noninterest Income slide


Colonial BancGroup

Excellent Credit Quality


CNB
LISTED
NYSE

- **Nonperforming Assets ratio hit a new record low of 0.10% at 9/30/06**
  - Nonperforming Assets were $15.7 million at 9/30/06 down $11.6 million, or 42%, from 6/30/06 and down $16.2 million, or 51%, from 12/31/05
- **Annualized Net Charge-Off Ratio was 0.06% for the quarter and was 0.12% YTD**
- **YTD provision exceeded YTD Net Charge-Offs by $5 million**
- **Allowance for loan losses was 1.14% of total loans**


Colonial BancGroup


CNB
LISTED
NYSE

Summary

- Record diluted EPS of $0.44, up 22% over 3Q05
- Excellent credit quality
- Solid loan growth
- Strong organic average deposit growth
- Retail banking revenues increased 23%, annualized over 2Q06


Colonial BancGroup


CNB
LISTED
NYSE

Outlook for 2006

- **Diluted earnings per share are expected to be $1.72**


Colonial BancGroup

There are a number of uncertainties that would impact the expectations noted above, including the overall strength of the economy and changes in market rates.

16 YEARS OF INCREASED DIVIDENDS

'90	'91	'92	'93	'94	'95	'96	'97	'98	'99	'00	'01	'02	'03	'04	'05	'06
$.15	$.16	$.17	$.18	$.20	$.22	$.27	$.30	$.34	$.38	$.44	$.48	$.52	$.56	$.58	$.61	$.68*

11%

*Estimated


Colonial BancGroup


CNB
LISTED
NYSE

Supplemental Information


Colonial BancGroup


CNB
LISTED
NYSE

Summary Income Statement

($ in thousands)

	3Q06	2Q06	3Q05	% Change 2Q06	% Change 3Q05
Net interest income	$ 190,552	$ 192,087	$ 185,266	-1%	3%
Core noninterest income	45,806	44,873	46,398	2%	-1%
Total Revenue	236,358	236,960	231,664	-	2%
Provision for loan losses	1,450	4,950	6,007	-71%	-76%
Securities and derivatives gains, net	156	-	-	100%	100%
Change in fair value of derivatives	-	-	(7,072)	-	-100%
Net losses related to the early extinguishment of debt	-	-	(1,673)	-	-100%
Noninterest expense	131,985	131,226	132,291	1%	-
Pretax Income	103,079	100,784	84,621	2%	22%
Income tax expense	35,047	34,266	28,145	2%	25%
Net Income	$ 68,032	$ 66,518	$ 56,476	2%	20%
Earnings Per Share - Diluted	$ 0.44	$ 0.43	$ 0.36	2%	22%
Weighted Average Shares Outstanding - Diluted	154,954	155,396	155,510	-	-


Colonial BancGroup


CNB
LISTED
NYSE

Average Balance Sheet

($ in millions)

	3Q06	2Q06	3Q05	% Change 2Q06*	% Change 3Q05
Earning Assets	**$ 20,886**	**$ 20,220**	**$ 19,559**	**13%**	**7%**
Loans, excluding MWL	**15,167**	**15,004**	**13,912**	**4%**	**9%**
MWL Assets (1)	**2,614**	**2,204**	**2,433**	**74%**	**7%**
MWL Managed Assets (2)	4,332	3,704	3,444	68%	26%
Securities	3,035	2,949	3,035	12%	-
Total Assets	22,691	21,990	21,416	13%	6%
Assets Under Management	**24,408**	**23,490**	**22,427**	**16%**	**9%**
Total Deposits	**15,899**	**15,714**	**14,786**	**5%**	**8%**
Noninterest Bearing Deposits	2,926	3,033	3,103	-14%	-6%
Interest Bearing Transaction Accounts	6,136	6,106	5,802	2%	6%
Time Deposits	6,838	6,575	5,881	16%	16%
Shareholders' Equity	**1,998**	**1,965**	**1,904**	**7%**	**5%**

* Annualized

(1) Includes loans, loans held for sale and securities purchased under agreements to resell

(2) Includes MWL assets and assets securitized


Colonial BancGroup


CNB
LISTED
NYSE

NPAs Consistently Below Industry

(as originally reported)

Legend: All FDIC Insured Commercial Banks (bars); Colonial BancGroup (line)

	'92	'93	'94	'95	'96	'97	'98	'99	'00	'01	'02	'03	'04	'05	9/30/06
Colonial BancGroup	1.17%	1.25%	0.85%	0.78%	0.84%	0.71%	0.60%	0.55%	0.54%	0.64%	0.78%	0.65%	0.29%	0.21%	0.10%

Y-axis: 0.00%, 0.50%, 1.00%, 1.50%, 2.00%, 2.50%, 3.00%, 3.50%, 4.00%, 4.50%


Colonial BancGroup

The Best Things Come OUT OF THE BLUE


CNB
LISTED
NYSE

Net Charge-Offs/Average Loans

(as originally reported)

	All FDIC Insured Commercial Banks	Southern Regionals*	Colonial BancGroup
'91			0.49%
'92			0.47%
'93			0.33%
'94			0.09%
'95			0.13%
'96			0.18%
'97			0.23%
'98			0.26%
'99			0.21%
'00			0.21%
'01			0.28%
'02			0.29%
'03			0.31%
'04			0.19%
'05			0.14%
YTD 9/30/06			0.12% [1]
3Q06			0.06% [1]

Y-axis: 0.00%, 0.20%, 0.40%, 0.60%, 0.80%, 1.00%, 1.20%, 1.40%, 1.60%

*Source: KBW
[1]Annualized


Colonial BancGroup